UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 28, 2023

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove AL LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia NC LLC	Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	Landa App 2 LLC – 4037 Stone Drive Bessemer AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	Landa App 2 LLC - 503 8th Street South Bessemer AL LLC
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer AL LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66th Street South Birmingham AL LLC
Landa App 2 LLC - 7817 3rd Avenue South Birmingham AL LLC	Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC
Landa App 2 LLC - 808 Home Trail Gastonia NC LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 2 LLC (the “Company”) filed March 27, 2023 regarding the properties set forth below (the “Properties” and each a “Property”).

Issuance of Notes

On April 24, 2023, Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC issued a promissory note in the principal amount of $2,500.00 (the “Note”) to the Manager to finance certain improvements and renovations to the Property underlying this Series. The Note will bear an interest of 4.5% per annum. The foregoing is a summary of the terms of the Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Note, which is filed as Exhibit 6.1 to this report.

On April 26, 2023, Landa App 2 LLC - 808 Home Trail Gastonia NC LLC issued a promissory note in the principal amount of $6,777.00 (the “Note”) to the Manager to finance certain improvements and renovations to the Property underlying this Series. The Note will bear an interest of 4.5% per annum. The foregoing is a summary of the terms of the Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Note, which is filed as Exhibit 6.2 to this report.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Promissory Note by and between Landa Holdings, Inc. and Landa App 2 LLC – 126 Wildwood Road Stockbridge GA LLC, dated April 24, 2023.
6.2	Promissory Note by and between Landa Holdings, Inc. and Landa App 2 LLC – 808 Home Trail Gastonia NC LLC, dated April 26, 2023.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2023

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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